UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Redwire Corporation
Full Name of Registrant

Former Name if Applicable

8226 Philips Highway, Suite 101
Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32256
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report onForm10-K, Form20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Redwire Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) by the prescribed due date without unreasonable effort or expense.

On November 5, 2021, senior management of the Company received a notification from an employee that included allegations of potential accounting issues at a business subunit. Management promptly reported the matter to the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). The Audit Committee has commenced an independent investigation. In addition, the Company has voluntarily reported the matter to the Securities and Exchange Commission. Given the timing of the notification, the Company has not been able to finalize its financial statements or its assessment of the effectiveness of its disclosure controls and procedures and any impact relating to the Form 10-Q.

To date, the Company has not identified any material misstatements or restatements of its previously filed financial statements. The Audit Committee investigation is ongoing and the Company cannot predict the duration or outcome of the investigation. The Company is working to file the Form 10-Q as expeditiously as possible.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William Read, Chief Financial Officer	(251)	295-3552
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Our results for the three-month period ended September 30, 2021 will reflect significant changes from the corresponding period in our prior fiscal year. The changes include the results of two acquisitions completed during the three-month period ended December 31, 2020 and two additional acquisitions completed during the three-month period ended March 31, 2021. In addition, the three-month period ended September 30, 2021 will include additional transaction expenses and the assumption of public and private warrants associated with the consummation of the merger with Genesis Park Acquisition Corp., as well as a $22.5 million pre-tax charge associated with the vesting of the Class P unit incentive plan.

Forward-looking Statements

The statements in this notification include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, those including such words as “anticipates,” “believes,” “remains,” “will,” and the negatives thereof or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this notification include, without limitation, the Company’s statements regarding its business prospects, its expectations and its and others' actions with respect to the investigation and related matters, expected financial conditions and results. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements including, but not limited to, the findings of the investigation, accountants and other third parties, finalization of its financial statements and controls review, and factors, risks, and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Redwire Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ William Read
		Name:	William Read
		Title:	Chief Financial Officer